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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                   SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___________)*


                  Online Resources & Communications Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)
                        Common Stock, par value $.0001
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                  68273G101
--------------------------------------------------------------------------------
                               (CUSIP Number)
                                June 4, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /      Rule 13d-1(b)

/ /      Rule 13d-1(c)

/X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68273G101

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.                       George M. Middlemas
         I.R.S. Identification Nos. of above persons (entities only) 175 38 7894

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              United States

--------------------------------------------------------------------------------

                   5.   Sole Voting Power                  7,289

Number of          -------------------------------------------------------------
Shares
Beneficially       6.   Shared Voting Power                564,003
Owned by
Each Reporting     -------------------------------------------------------------
Person With
                   7.   Sole Dispositive Power             7,289

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power           564,003

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person   571,292

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9)      5.2%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)            IN

--------------------------------------------------------------------------------

CUSIP No. 68273G101

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons              Apex Investment Fund II, L.P.
         I.R.S. Identification Nos. of above persons (entities only) 36 3698753

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              Delaware

--------------------------------------------------------------------------------

                   5.   Sole Voting Power                  244,486

Number of          -------------------------------------------------------------
Shares
Beneficially       6.   Shared Voting Power                0
Owned by
Each Reporting     -------------------------------------------------------------
Person With
                   7.   Sole Dispositive Power             244,486

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power           0

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person 244,486

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9)      2.2%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)            PN

--------------------------------------------------------------------------------

CUSIP No. 68273G101

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons         Apex Investment Fund III, L.P.
         I.R.S. Identification Nos. of above persons (entities only) 36 4078931

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              Delaware

--------------------------------------------------------------------------------

                   5.   Sole Voting Power                  280,267

Number of          -------------------------------------------------------------
Shares
Beneficially       6.   Shared Voting Power                0
Owned by
Each Reporting     -------------------------------------------------------------
Person With
                   7.   Sole Dispositive Power             280,267

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power           0

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person 280,267

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9)      2.6%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)            PN

--------------------------------------------------------------------------------

CUSIP No. 68273G101

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons         Apex Strategic Partners, LLC
         I.R.S. Identification Nos. of above persons (entities only) 36 4115103

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              Delaware

--------------------------------------------------------------------------------

                   5.   Sole Voting Power                  39,250

Number of          -------------------------------------------------------------
Shares
Beneficially       6.   Shared Voting Power                0
Owned by
Each Reporting     -------------------------------------------------------------
Person With
                   7.   Sole Dispositive Power             39,250

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power           0

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person     39,250

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9)      0.4%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)            OO

--------------------------------------------------------------------------------

Item 1.

    (a)  Name of Issuer

         Online Resources & Communications Corporation

    (b)  Address of Issuer's Principal Executive Offices

         7600 Colshire Drive
         McLean, Virginia 22102

Item 2.

    (a)  Name of Person Filing

         George M. Middlemas ("Middlemas"), Apex Investment Fund II, L.P. ("Apex II"), Apex Investment Fund III, L.P. ("Apex III") and Apex Strategic Partners, LLC ("Apex Strategic")

    (b)  Address of Principal Business Office or, if none, Residence

         Middlemas, Apex II, Apex III and Apex Strategic maintain their principal place of business at 225 W. Washington, Suite 1450, Chicago, Illinois 60606.

    (c)  Citizenship

         Middlemas is a citizen of the United States. Apex II and Apex III are Delaware limited partnerships. Apex Strategic is a Delaware limited liability company.

    (d)  Title of Class of Securities

         Common Stock, par value $.0001

    (e)  CUSIP Number

         68273G101

Item 3.  Not applicable

Item 4.  Ownership

         (a)  Amount beneficially owned

              Middlemas is the record owner of 7,289 shares (which number includes 3,564 common stock options at an exercise price of $8.42 per share); and by virtue of his status as a general partner of the general partner of Apex II, may be deemed the beneficial owner of 244,486 shares (which number includes 35,642 common stock purchase warrants at an exercise price of $7.01 per share; and 49,490 common stock purchase warrants at an exercise price of $8.42 per share); and by virtue of his status as a managing member of the general partner of Apex III may be deemed the beneficial owner of 280,267 shares (which number includes 55,677 common stock purchase warrants at an exercise price of $8.42 per share); and by virtue of his status as a managing member of the investment manager of Apex Strategic may be deemed the beneficial owner of 39,250 shares (which number includes 3,725 common stock purchase warrants at an exercise price of $8.42 per share).

              Apex II is the record owner of 244,486 shares (which number includes 35,642 common stock purchase warrants at an exercise price of $7.01 per share; and 49,490 common stock purchase warrants at an exercise price of $8.42 per share).

              Apex III is the record owner of 280,267 shares (which number includes 55,677 common stock purchase warrants at an exercise price of $8.42 per share).

              Apex Strategic is the record owner of 39,250 shares (which number includes 3,725 common stock purchase warrants at an exercise price of $8.42 per share).

         (b)  Percent of Class

              Middlemas is the record owner of 0.07%, based upon 10,915,009 shares outstanding, and may be deemed the beneficial owner of 5.2%, based upon 11,059,543 shares outstanding. Apex II is the beneficial owner of 2.2%, based upon 10,996,577 shares outstanding. Apex III is the beneficial owner of 2.6%, based upon 10,967,122 shares outstanding. Apex Strategic is the beneficial owner of 0.4%, based upon 10,915,170 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/15/99 Form 10Q EDGAR filing.

         (c)  Number of shares as to which the person has

              (i)       Sole power to vote or direct the vote

                        Middlemas 7,289 shares

                        Apex II        244,486 shares
                        Apex III       280,267 shares
                        Apex Strategic
                                       39,250 shares

              (ii)      Shared power to vote or direct the vote

                        Middlemas 564,003 shares

              (iii)     Sole power to dispose or to direct the disposition of

                        Middlemas      7,289 shares
                        Apex II        244,486 shares
                        Apex III       280,267 shares
                        Apex Strategic
                                       39,250 shares.

              (iv)      Shared power to dispose or to direct the disposition of

                        Middlemas 564,003 shares

Item 5.  Not applicable.


Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  See Exhibit I.

Item 9.  Not applicable

Item 10. Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: February 4, 2000

                                  /s/ George M. Middlemas
                                  ----------------------------------
                                  GEORGE M. MIDDLEMAS

                                  APEX INVESTMENT FUND II, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management Partnership, its
                                  general partner

                                  By:  /s/ George M. Middlemas
                                       -----------------------------
                                       George M. Middlemas, a general partner

                                  APEX INVESTMENT FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management III, LLC

                                  By:  /s/ George M. Middlemas
                                       -----------------------------
                                       George M. Middlemas, a managing member

                                  APEX STRATEGIC PARTNERS, LLC
                                  a Delaware Limited Liability Company

                                  By: Apex Management III, LLC

                                  By:  /s/ George M. Middlemas
                                       -----------------------------
                                       George M. Middlemas, a managing member

                            EXHIBIT I TO SCHEDULE 13G

                        IDENTIFICATION OF GENERAL PARTNER

    The general partner of Apex Investment Fund II Limited Partnership ("Apex II") is Apex Management Partnership. Apex Management Partnership's partners are: First Analysis Corporation, a Delaware corporation ("FAC"); Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"); George M. Middlemas ("Middlemas"); and Chartwell Holdings, Inc. ("Chartwell"), a corporation controlled by Paul J. Renze ("Renze").

    The general partner of Apex Investment Fund III, L.P. ("Apex III") is Apex Management III, LLC ("Apex Management"), a Delaware limited liability company. Apex Management's managing members are: Middlemas, Stellar and First Analysis Apex Management Company III, LLC ("First Analysis Apex Management"), a Delaware limited liability company. First Analysis Apex Management's managing member is FAC. The investment manager of Apex Strategic Partners, LLC ("Apex Strategic") is Apex Management.

    F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and
Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of Apex II, an ultimate managing member of Apex III and an ultimate managing member of Apex Management. Each of Nicklin and Maxwell maintains his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

    Each of Johnson and Middlemas is principally employed as an executive of Apex Investment Partners and maintains his business address at 225 W. Washington, Suite 1450, Chicago, Illinois 60606 ("Suite 1450"). Renze is principally employed as an independent investor and maintains his business address at 5 Three Lakes Road, Barrington Hills, Illinois 60010 (the "Barrington Office"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 1450. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at the Barrington Office.

    To the best of Apex II's, Apex III's and Apex Strategic's knowledge, each of the natural persons listed above is a citizen of the United States.

                            EXHIBIT II TO SCHEDULE 13G
                          17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Online Resources &
Communications Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 4, 2000

                                  /s/ George M. Middlemas
                                  ----------------------------------
                                  GEORGE M. MIDDLEMAS

                                  APEX INVESTMENT FUND II, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management Partnership, its
                                  general partner

                                  By:  /s/ George M. Middlemas
                                       -----------------------------
                                       George M. Middlemas, a general partner

                                  APEX INVESTMENT FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management III, LLC

                                  By:  /s/ George M. Middlemas
                                       -----------------------------
                                       George M. Middlemas, a managing member

                                  APEX STRATEGIC PARTNERS, LLC
                                  a Delaware Limited Liability Company

                                  By: Apex Management III, LLC

                                  By:  /s/ George M. Middlemas
                                       -----------------------------
                                       George M. Middlemas, a managing member